Exhibit 4.5

TRINITY Capital INC. 2019 Long term Incentive Plan
Form of TRINITY Capital INC.
Restricted Stock Award
FOR EMPLOYEES

TRINITY Capital INC. STRONGLY ENCOURAGES YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL AND FINANCIAL ADVISORS WITH RESPECT TO YOUR AWARD AND ITS TAX CONSEQUENCES. THANK YOU.

This Restricted Stock Agreement (this “Agreement”) between Trinity Capital Inc., a Maryland corporation (the “Company”), and _____________ (the “Grantee”), regarding an award (“Award”) of ________ shares of Common Stock, as defined in the Trinity Capital Inc. 2019 Long Term Incentive Plan, as amended (the “Plan”), with such Award being granted to the Grantee on ______, 2024 (the “Award Date”) and such shares being referred to as the “Restricted Stock”. The number of shares of Restricted Stock granted to the Grantee under this Award shall be subject to adjustment as provided in the Plan and subject to the terms and conditions set forth in this Agreement. The Grantee’s rights to the shares are subject to the restrictions described in this Agreement and the Plan (which is incorporated herein by reference with the same effect as if set forth herein in full) in addition to such other restrictions, if any, as may be imposed by law.

1.            Vesting of Restricted Stock.

(a)       [Vesting Schedule 1: The restrictions on the shares of Restricted Stock subject to this Award shall lapse and such shares shall vest as set forth below, provided that the Grantee has been in continuous employment from the Award Date through the respective Vesting Date, and provided, further that if an Award anniversary falls on a day that is not a business day, the Vesting Date shall be the first business day immediately preceding the Vesting Date.

Percentage of Shares Subject to the Award which Vest	Vesting Date

25%	First Anniversary of Award Date

6.25%	First full calendar quarter immediately following the first anniversary of the Award Date

6.25%	Each immediately subsequent full calendar quarter, such that the Award would vest in full on the fourth anniversary of the Award Date, assuming all other conditions for vesting were satisfied

Notwithstanding the foregoing, pursuant to the terms of the Plan, the Board or its Committee may, in its sole discretion, accelerate the time at which the shares of Restricted Stock subject to this Award shall vest.]1

1	For non-executive employees.

[Vesting Schedule 2: The restrictions on the shares of Restricted Stock subject to this Award shall lapse and such shares shall vest as set forth below, provided that the Grantee has been in continuous employment from the Award Date through the respective Vesting Date, provided, further that if an Award anniversary falls on a day that is not a business day, the Vesting Date shall be the first business day immediately preceding the Vesting Date.

Percentage of Shares Subject to the Award which Vest	Vesting Date

33.36%	First Anniversary of Award Date

8.33%	First full calendar quarter immediately following the first anniversary of the Award Date

8.33%	Each immediately subsequent full calendar quarter, such that the Award would vest in full on the third anniversary of the Award Date, assuming all other conditions for vesting were satisfied

Notwithstanding the foregoing, pursuant to the terms of the Plan, the Board or its Committee may, in its sole discretion, accelerate the time at which the shares of Restricted Stock subject to this Award shall vest.]2

(b)    [Notwithstanding anything to the contrary herein, upon the Grantee’s termination of employment as a result of his or her death or Disability, the restrictions on the shares of one hundred percent (100%) of the Restricted Stock subject to this Award shall lapse. For purposes of this Section 1(b), “Disability” shall mean any physical or mental disability or infirmity of the Grantee that prevents the performance of the Grantee’s duties (notwithstanding the provision of any reasonable accommodation) for a period of (i) one hundred twenty (120) consecutive days or (ii) one hundred eighty (180) non-consecutive days during any twelve (12) month period, as determined by the Company.]

(c)       Except as specifically provided herein or in any other written agreement with the Grantee, upon the Grantee’s termination of employment all unvested shares of Restricted Stock as of the termination date shall be forfeited.

(d)      Fractional shares shall not vest hereunder, and when any provision hereof may cause a fractional share to vest, any vesting in such fractional share shall be postponed until such fractional share and other fractional shares equal a vested whole share.

2	For executive employees.

2.            Escrow of Shares.

(a)       During the period of time between the Award Date and the earlier of the date the Restricted Stock vests or is forfeited (the “Restriction Period”), the Restricted Stock shall be registered in the name of the Grantee and held in escrow by the Company or in a book-entry account with the Company’s transfer agent, and the Grantee agrees, upon the Company’s written request, to provide a stock power endorsed by the Grantee in blank. Any certificate or book-entry account shall bear a legend or notation as provided by the Company, conspicuously referring to the terms, conditions and restrictions described in this Agreement. Upon termination of the Restriction Period, if the shares of Restricted Stock are held in certificated form, a certificate representing such shares without any legend referring to the terms, conditions and restrictions described in this Agreement shall be delivered to the Grantee, and if the shares of Restricted Stock are held in book-entry form, the Company shall instruct the transfer agent to remove any notation referring to the terms, conditions and restrictions described in this Agreement, in each case, as promptly as is reasonably practicable following such termination. Fractional shares will not be issued and shares issued will be rounded up to the nearest whole share.

(b)       Certificates or book-entry account representing the Shares issued pursuant to the Award will bear all legends or notations required by law or determined by the Company or its counsel as necessary or advisable to effectuate the provisions of the Plan and this Award. The Company may place a “stop transfer” order against the Shares issued pursuant to this Award until all restrictions and conditions set forth in the Plan and this Agreement and in the legends or notations referred to in this Agreement have been complied with.

(c)       The Grantee hereby (i) appoints the Company as the attorney-in-fact of the Grantee to take such actions as may be necessary or appropriate to effectuate a transfer of the record ownership of any shares that are unvested and forfeited hereunder, (ii) agrees to deliver to the Company, as a precondition to the issuance of any certificate or certificates with respect to unvested shares hereunder, one or more stock powers, endorsed in blank, with respect to such shares, and (iii) agrees to sign such other powers and take such other actions as the Company may reasonably request to accomplish the transfer or forfeiture of any unvested shares that are forfeited hereunder.

3.            Code Section 83(b) Election. The Grantee shall be permitted to make an election under Code Section 83(b), to include an amount in income in respect of the Award of Restricted Stock in accordance with the requirements of Code Section 83(b). Grantee acknowledges that such election must be filed with the Internal Revenue Service within 30 days of the grant of the Award for which such election is made. Grantee is solely responsible for making such election.

4.            Dividends and Voting Rights. During the Restricted Period, the Grantee shall have the right to vote or execute proxies with respect to the shares of Restricted Stock subject to this Award and to receive any cash or stock dividends paid or distributed with respect thereto, unless and until the Restricted Stock is forfeited. Cash or stock dividends paid or distributed with respect to outstanding Restricted Stock shall be fully vested and nonforfeitable upon receipt. Notwithstanding the foregoing, in the case of a stock split affected by the Company by means of a stock dividend or any stock dividends affected as part of a recapitalization of the Company or similar event, any stock dividends distributed with respect to the underlying Restricted Stock shall be subject to the same restrictions provided for herein with respect to such Restricted Stock, and the dividend shares so paid or distributed shall be deemed Restricted Stock subject to all terms and conditions herein, provided that the vesting schedule with respect thereto shall be equal installments over the remaining number of installments applicable to the Restricted Stock with respect to which such shares are paid or distributed.

5.           Conditions and Limitations.

(a)       Except as provided in this Agreement or the Plan, the shares acquired by the Grantee pursuant to this Award shall not be sold, transferred, pledged, assigned or otherwise encumbered or disposed and are subject to a substantial risk of forfeiture. The Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.

(b)       The Restricted Stock covered by this Award is subject to the terms, conditions and definitions of the Plan. To the extent that the terms, conditions and definitions of this Award are inconsistent with those of the Plan, those of the Plan shall govern. All decisions under, and interpretations of, such provisions of the Plan by the Board or the Committee, as defined in the Plan, shall be final, binding and conclusive upon the Grantee and his or her heirs. On and after the commencement of the Committee’s duties under the Plan, all references to the Board in this Award shall mean and relate to such Committee.

(c)      The Company is not obligated to deliver any shares of Common Stock pursuant to the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding shares are, at the time of delivery, listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived.

6.          Withholding Taxes. The Company’s obligation to deliver Shares upon the conditions of this Award having been satisfied shall be subject to the Grantee’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. The Grantee may satisfy such obligation(s), in whole or in part, by (a) delivering to the Company a check for the amount required to be withheld or (b) if permitted under the 1940 Act and as the Committee in its sole discretion approves in any specific or general case, having the Company withhold Shares or delivering to the Company already-owned shares of Common Stock, in either case having a fair market value equal to the amount required to be withheld, as determined by the Committee.

7.           Notices. All notices or demands given to the Company pursuant to this Award and the Plan shall be in writing and shall be deemed to have been sufficiently given if delivered by hand or sent by certified or registered mail, postage prepaid, addressed to Trinity Capital Inc., Attn: General Counsel, at the principal office of the Company.

8.           No Employment Commitment; Tax Treatment; Status as Stockholder. Nothing herein contained shall be deemed to be or constitute an agreement or commitment by the Company, its parent, or any subsidiary to continue the Grantee in its employ. The Company makes no representation about the tax treatment to the Grantee with respect to receipt or vesting of the Restricted Stock or acquiring, holding or disposing of the Shares. The Grantee shall have no rights as a stockholder with respect to the Shares subject to the Award until the lapse of restrictions provided for herein.

9.          Grantee Bound by Plan. The Grantee hereby acknowledges that a copy of the Plan as in effect on the date hereof has been made available to the Grantee and agrees to be bound by all the terms and provisions thereof (as such Plan may be amended from time to time in accordance with the terms thereof).

10.        Binding Effect. Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the Grantee and his or her legatees, distributees, and personal representatives and to the successors of the Company.

11.         General. For purposes of this Agreement and any determinations to be made by the Board or the Committee, as the case may be, hereunder, the determinations by the Board or the Committee, as the case may be, shall be binding upon the Grantee and any transferee.

* * * * *

IN WITNESS WHEREOF, the Company and the Grantee have executed this Agreement as of the date written above.

TRINITY CAPITAL INC.

By:
Name:
Title:

Acknowledged and Agreed:

Grantee Name

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